Geoffrey S. Kay (214) 855-4158 gkay@jenkens.com	Jenkens & Gilchrist A PROFESSIONAL CORPORATION 1445 Ross Avenue Suite 3200 Dallas, Texas 75202 (214) 855-4500 Facsimile (214) 855-4300 www.jenkens.com
Austin, Texas
(512) 499-3800

Chicago, Illinois
(312) 425-3900

Houston, Texas
(713) 951-3300

Los Angeles, California
(310) 820-8800

New York, New York
(212) 704-6000

Pasadena, California
(626) 578-7400

San Antonio, Texas
(210) 246-5000

Washington, D.C.
(202) 326-1500

October 27, 2005

VIA EDGAR and Federal Express
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Birmingham Bloomfield Banchsares, Inc.
Amendment No. 1 to Form SB-2, filed October 27, 2005
File No. 333-128127

Attention: David Lyon

Ladies and Gentlemen:

On behalf of our client, Birmingham Bloomfield Bancshares, Inc. (“Company”), we are filing with the Securities and Exchange Commission (“Commission”) by electronic transmission Amendment No. 1 to the above-referenced Form SB-2 originally filed with the Commission on September 6, 2005.

The referenced amendments incorporate information in response to the comment letter, dated September 30, 2005, from the staff of the Commission. These comments are reproduced below in bold, italicized print. The responses of the Company, produced in regular print, follow the captions and comments set forth in the referenced comment letter.

Prospectus Cover

1.  In the third paragraph and other places in the filing you make reference to “certain states where none of the organizers and directors is currently licensed.” Where appropriate please explain this reference, taking into account that the offering will be made by organizers and management on a best efforts.

We have revised the cover page and summary section to remove the references to the sale of common stock through licensed broker-dealers in certain states where none of the Company’s organizers or directors is currently licensed under the applicable state securities laws to offer and sell the common stock or where exemptions from the licensing requirements are unavailable. The references remains in the section titled “The Offering - Plan of distribution” to cover the limited situations in which indications of interest are received from states that require the sale through registered broker-dealers or through persons holding certain securities licenses not possessed by the organizers and in which exemptions from registration are not available.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
October 27, 2005

2.    Please confirm that the cover presentation will be limited to one page.

The cover presentation will be limited to one page.

3.    You tend to describe your market area in an isolated manner. Please expand the summary and your market area discussion in the body of the text to describe the relationship between Oakland County and the greater Detroit area for a reader who is not familiar with it.

The sections titled “Summary - Why we are organizing a new bank” and “Proposed Business - Market opportunities” have been revised to include additional discussion regarding the relationship between Oakland County and the greater Detroit area.

4.    We note your reference to Oakland County having a “vibrant economy” and similar promotional language on page 23. Please confirm supplementally that your market area is not impacted by the greater Detroit area economy or revise the filing to reflect this situation, with quantification.

While Oakland County is adjacent to Wayne County (where Detroit is located), Oakland County is less impacted by industry-specific economic conditions, such as those affecting the automobile manufacturing industry, because the employment base of Oakland County is more diversified. For example, in Birmingham, Michigan, 51% of the jobs are held in the service sector, 19% in the finance, insurance and real estate sector, and 17% in the retail sector. In addition, Oakland County is the home to Automation Alley, the Midwest’s only technology cluster. The section titled “Proposed Business - Market opportunities” has been revised to include additional discussion regarding the impact of industry-specific economic conditions.

5.    Tell us whether you paid ESRI Business Information Services to prepare the forecasts specifically for you.

The section titled “Summary - Why we are organizing a new bank” has been revised to disclose the fact that the forecasts were prepared for, and paid for by, the Company in connection with the consulting services rendered by Bankmark as a part of the bank regulatory application process.

Executive officers, directors and organizers, page 2

6.    We note the employment background of Messrs. Dillon, Schwartz, Schwartz and Stapleton disclosed later in the prospectus. Please advise us how these persons will be permitted to sell the stock of the company in this offering, taking into account the limitations set out in Rule 3a4-1 of the Exchange Act, and in particular Rule 3a4-1(a)(3).

Mr. Dillon is not an associated person of a broker or dealer. Accordingly, he will satisfy the requirements of Rule 3a4-1 with respect to his participation in the offering. Although Messrs. Schwartz, Schwartz and Stapleton are associated persons of a broker/dealer and thus would not satisfy the non-exclusive safe harbor set forth in Rule 3a4-1, the Company does not believe that they should be deemed to be brokers under Section 3(a)(4) of the Securities Exchange Act of 1934, as amended (the “Act”), in connection with their limited participation in the proposed offering for the reasons described below.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
October 27, 2005

First and foremost, none of Messrs. Schwartz, Schwartz and Stapleton is receiving any payments of commissions or other remuneration based on any securities purchased in the offering. As organizers of the Company and Bank of Birmingham, each will receive only the shares of Company stock that he purchases, shareholder warrants to which he is entitled on the same basis as all other initial shareholders, and organizer warrants to which he is entitled on the same basis as all other organizers. As described in the prospectus, the organizer warrants are to compensate the organizers for actual amounts advanced to the Company to cover organizational and other pre-opening expenses and bear no relation to the size of the offering. None of these items is conditioned upon, or based on, the success of the offering or the amount of securities purchased by any person related to Messrs. Schwartz, Schwartz or Stapleton. Accordingly, none is being compensated for his participation in the offering.

Second, as noted above, the participation of Messrs. Schwartz, Schwartz and Stapleton in the offering process is limited to the activities set forth in the section of the prospectus titled “The Offering - Plan of distribution.” It is expected that each’s involvement with respect to the offering will be similar to all of the other organizers. It is also important to note that none of Messrs. Schwartz, Schwartz or Stapleton was included in the organizational group for the purpose of selling Company securities. Each was chosen to be a member of the organizational team, and Messrs. Walter Schwartz and Robert Stapleton to the board of directors, because of their respective financial services expertise and their respective abilities to attract banking business to Bank of Birmingham as members of the local business community. Following the offering, Walter Schwartz and Robert Stapleton will continue to actively participate as independent directors of the Company, and Gregory Schwartz, Jr. will serve as a member of the Organizers Advisory Committee.

The Company further believes that the infrequency of transactions related to the Company’s securities is a factor tending to support the conclusion that Messrs. Schwartz, Schwartz and Stapleton are not acting as brokers in connection with the Company’s offering. The Company has not, at any time prior to this offering, offered or sold any shares of its common stock, and the Company does not expect to conduct another offering at any time in the foreseeable future.

Based on the foregoing, but for their respective affiliations with broker/dealers, Messrs. Schwartz, Schwartz and Stapleton would satisfy all of the requirements set forth in the Rule 3a4-1 non-exclusive safe harbor. In light of the foregoing, particularly, that (i) they were not included in the organizational group for the purpose of selling Company securities and have substantial duties with the Company, (ii) their respective affiliations with broker/dealers are incidental to their capacities as directors and/or organizers and (iii) neither their respective firms nor they will receive any compensation with respect to the offering, the Company believes that, for the limited purposes of this offering, Messrs. Schwartz, Schwartz and Stapleton should not be deemed to be brokers under Section 3(a)(4) of the Act.

7.    Where appropriate in the filing disclose the extent to which you are relying on Rule 3a4-1. Also, confirm for us that the organizers and management have been advised of the limitations on their selling efforts set out in that rule.

The section of the prospectus titled “The Offering - Plan of distribution”has been revised to disclose that all organizers, directors and executive officers, other than Messrs. Schwartz, Schwartz and Stapleton, will be relying on Rule 3a4-1 in connection with the offering. Each of these persons has assured the Company that he is aware of his responsibilities under Rule 3a4-1 promulgated under the Act. In addition, the section of the prospectus titled “The Offering - Plan of distribution”has been revised to disclose that, although Messrs. Schwartz, Schwartz and Stapleton will not be able to rely on the safe harbor contained in Rule 3a4-1 promulgated under the Act, the Company does not believe these persons will be deemed to be brokers under Section 3(a)(4) of the Act in connection with their participation in the offering.

8.    We note the reference to the loan from organizers being paid off in stock, but find no other discussion on this matter. Please revise the filing at Use of Proceeds and other appopriate points to reflect this situation.

The section of the prospectus titled “Use of Proceeds” and other applicable sections have been revised to disclose that cash advances for organizational expenses will be repaid through the issuance of shares having an aggregate subscription amount equal to the amount advanced.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
October 27, 2005

Stock Options, page 4

9.    Assuming issuance of the 225,000 shares alloted to the stock incentive plan, disclose the percentage of these shares to the total then outstanding. Also, give the exercise price of the options referenced in the second paragraph.

The prospectus has been revised to disclose the percentage that the stock options would represent to total shares outstanding and to disclose the exercise price of the options.

Caution Regarding Forward-Looking Statements, page 13

10.    Delete the reference to the Private Securities Litigation Reform Act in the first sentence. As you state in the last sentence, it does not apply to your company in its initial public offering.

The reference to the Private Securities Litigation Reform Act in the first sentence has been deleted.

Capitalization, page 18

11.    Please revise to reconcile your actual accumulated pre-opening deficit of $656,795 to the amount of accumulated deficit reported in your financial statements.

The capitalization table has been revised to reflect the actual accumulated pre-opening deficit.

Management’s Discussion and Analysis of Financial Condition and Plan of Operations, page 19

12.    Please revise to disclose how you considered the expected payments to Bankmark for consulting services and related expenses in your budgeted amounts disclosed at the top of page 18.

The section titled “Management’s Discussion and Analysis of Financial Condition and Plan of Operations”has been revised to disclose the expected allocation of the Bankmark consulting fee between organizational expense and offering expense.

Related Party Transactions, page 43

13.    Please revise this section to indicate whether the transactions described at the last two bullets were on terms comparable to those which would have been reached with unaffiliated parties.

The section has been revised to disclose that the transactions described at the last two bullet points were on terms comparable to those which would have been reached with unaffiliated parties.

We trust that the following responses to the Commission’s comments, as incorporated as necessary into the amended Form SB-2, adequately address the issues raised by the Commission. Please do not hesitate to contact us if you have any questions or comments regarding any of the matters described herein or if we may be of further assistance.

Very truly yours,

/s/ Geoffrey S. Kay

Geoffrey S. Kay

Enclosures

cc:	Robert Farr
Richard Miller
Peter G. Weinstock, Esq. (firm)